Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K



Randers, 15 May 2007
Stock exchange announcement No. 20/2007




**Interim financial report, first quarter 2007**

**Profit on track**

**Summary:** *The quarter's shipments of 855 MW (2006: 777 MW), revenue of EUR 760m (2006: EUR 715m) and a profit margin of 2.5 per cent (2006: 0.8 per cent) were as expected. Improvements of Vestas' operations and the cooperation with the many suppliers are progressing slowly and creates basis for continued profit increase. The improved flow in production and especially the improved payment conditions in relation to the customers have kept the net working capital at a low level in spite of increased buffer stocks. The Board of Directors has decided to establish a new option programme.*

**Goals and forecasts**

- **2008:** The goals for 2008 are unchanged. EBIT-margin to reach 10-12 per cent. The increased profit will mainly come from improved flow and higher production quality. Net working capital expected to amount to a maximum of 20 per cent of annual revenue. Market share to increase to at least 35 per cent.

- **2007:** Revenue is still expected to increase by 17 per cent to approx EUR 4.5bn. EBIT margin is maintained at 7-9 per cent. **Net working capital at year-end 2007 is now expected to amount to 15-20 per cent of annual revenue (previous forecast approx 20 per cent)**. The expected level is higher than the level realised through the latest quarters, which is due to significant quarterly variances among other things due to the increased importance of the "supply only" orders, interruptions both in production and at installation of turbines as well as changes in the timing of customer and supplier payments.

  Financial income and expenses will amount to a net cost of EUR 25-30m, and the tax rate will be around 30 per cent.

  Investments in property, plant and equipment and intangible assets are still expected to amount to EUR 310-330m and EUR 50-60m, respectively.

*This interim financial report is available in Danish and English. In case of doubt, the Danish version shall apply.*

**Address:** Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
**Tel:** +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
**Bank:** Nordea Bank Danmark A/S 2149 0651 117097
**Company reg. no.:** 10 40 37 82
**Company reg. name:** Vestas Wind Systems A/S

**Assumptions and risks**

- The general demand remains high, which puts pressure on the industry and its suppliers. Delivery time of several important components is still long; up to 15 months. Vestas expects that it will take some years before supply matches demand at the present price level, as this calls for significant investments in plants and education. Several cooperation partners have, however, initiated the required upgrading of the skills of their employees and the general quality level. Vestas is at the same time investing significant amounts in the upgrading of its own employees.

- The most important other risk factors are further warranty provisions, raw material prices, transport costs, interruptions both in production and at installation of turbines as well as the development of USD/EUR. As mentioned in stock exchange announcement No. 15/2007 of 12 April 2007, Vestas is involved in a number of patent issues with the German company, Enercon. Even though the historic rulings have all been to the advantage of Vestas, the outcome of remaining and potential future disputes may result in the Group incurring extra costs for development of alternative technical solutions in a number of areas. It is, however, the management's assessment that the outcome of these patent disputes will have no significant influence on Vestas' financial position. The pending patent disputes are expected to be settled in 2007-2008.

- There will be large quarterly variances in revenue and EBIT due to the increased share of "supply only" supplies even though the company's underlying risk is reduced. In 2007, the "supply only" orders are expected to represent more than 20 per cent, which was the share in 2006. In 2005, the share was 10 per cent of revenue.

**The Group's financial performance in first quarter 2007 (unaudited)**

| | Q1 2007 | Q1 2006 | Full year 2006 |
|---|---|---|---|
| Revenue (mEUR) | 760 | 715 | 3,854 |
| EBIT (mEUR) | 20 | 6 | 201 |
| EBIT margin (%) | 2.5 | 0.8 | 5.2 |
| Profit/(loss) after tax (mEUR) | 17 | (3) | 111 |
| Net working capital (%) | 4 | 14 | 3 |

Vestas reported a Q1 revenue of EUR 760m against EUR 715m in Q1 2006. The improvement reflects the increased level of activity in general. The order backlog amounted to EUR 4bn at 31 March 2007.

The Group's EBIT increased from EUR 6m to EUR 20m equivalent to a profit margin of 2.5 per cent against 0.8 per cent in Q1 2006. Net working capital amounted to EUR 179m or 4 per cent of the expected full-year revenue. Cash flow from operating activities increased to EUR (12)m from EUR (24)m in 2006.

**Press and analyst meeting in London**
**Tuesday, 15 May 2007 at 2 p.m. (GMT)/3 p.m. (CET)**

In connection with the announcement of this interim financial report, an information meeting will be held today, Tuesday, at 2 p.m. (GMT)/3 p.m. (CET) for analysts, investors and the press at the Grange City Hotel in London, 8-14 Cooper's Row, London EC3N 2BD, England. *Further details on page 9.*

Yours sincerely
**Vestas Wind Systems A/S**

| Bent Erik Carlsen | Ditlev Engel |
|---|---|
| *Chairman of the Board of Directors* | *President & CEO* |

## Financial highlights for the Group

| mEUR | Q1 2007 | Q1 2006 | Full year 2006 |
|---|---|---|---|
| **Income statement** | | | |
| Revenue | 760 | 715 | 3,854 |
| Gross profit | 91 | 64 | 461 |
| Profit before financial income and expenses, depreciation and amortisation (EBITDA) | 46 | 21 | 328 |
| Operating profit (EBIT) | 20 | 6 | 201 |
| Profit/(loss) before tax | 24 | (5) | 161 |
| Net profit/(loss) | 17 | (3) | 111 |
| **Balance sheet** | | | |
| Balance sheet total | 3,648 | 3,212 | 3,654 |
| Equity | 1,283 | 1,146 | 1,262 |
| Provisions | 270 | 235 | 265 |
| Average interest-bearing liabilities (net) | (196) | 377 | 299 |
| Net working capital (NWC) | 179 | 534 | 122 |
| **Cash flow statement** | | | |
| Cash flow from operating activities | (12) | (24) | 598 |
| Cash flow from investing activities | (48) | (33) | (144) |
| Cash flow from financing activities | (18) | (50) | (101) |
| Change in cash and cash equivalents less current portion of bank debt | (78) | (107) | 353 |
| **Financial ratios** | | | |
| Gross margin (%) | 12.0 | 9.0 | 12.0 |
| EBITDA (%) | 6.1 | 2.9 | 8.5 |
| Operating profit margin (EBIT) (%) | 2.5 | 0.8 | 5.2 |
| Solvency ratio (%) | 35.2 | 35.7 | 34.5 |
| Gearing (%) | 12.3 | 44.4 | 13.8 |
| **Share ratios** | | | |
| Earnings per share (EUR) | 0.09 | (0.02) | 0.6 |
| Share price (EUR) | 41.9 | 20.7 | 32.0 |
| Average number of shares | 185,204,103 | 175,139,905 | 182,722,520 |
| Number of shares, end of the period | 185,204,103 | 185,204,103 | 185,204,103 |
| **Employees** | | | |
| Number of employees, end of period | 13,018 | 10,716 | 12,309 |
| Average number of employees | 12,640 | 10,593 | 11,334 |

**Address:** Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
**Tel:** +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
**Bank:** Nordea Bank Danmark A/S 2149 0651 117097
**Company reg. no.:** 10 40 37 82
**Company reg. name:** Vestas Wind Systems A/S

**The Will to Win**

Vestas is following the strategy plan, The Will to Win, which was introduced in May 2005. The plan comprises a number of comprehensive structural projects and projects of change aimed at changing the way in which Vestas thinks and operates as a technology company so that the position as the world's leading manufacturer of wind power plants will be strengthened. In 2006, Vestas maintained its market share of 28 per cent, and the distance to the main competitor was at the same time increased.

In spring 2005, the goals for profitability, net working capital and market share were fixed on the basis of the price and delivery terms under which Vestas operated then. As market leader Vestas took later in the year the initiative in carrying through a number of necessary improvements of sales prices and delivery terms. In the autumn of 2006, the new prices and delivery terms had penetrated the markets. The improved price and delivery terms, the change in the customer mix as well as the yet unexploited margin potential in connection with the optimisation of operations and supply chain have created basis for a more profitable business development. The intensified efforts to improve inventory control and the changed terms of payment motivate the expectations for a lower net working capital in 2007.

Vestas' vision Wind, Oil and Gas has today been accepted by politicians and customers all over the world. The realisation of the potential in the vision, where wind is considered as an energy source on a par with oil and gas, is now determined by the ability of Vestas together with the Group's suppliers to deliver robust and reliable wind power plants on time. To increase wind's share of the world's electricity production significantly from the present below 1 per cent, a massive extension of the industry's capacity and a considerably improved quality in all parts of the supply chain are required. As a comparison, the share in Denmark is at present around 20 per cent.

**Failure is not an option**

With more than 8,000 components in each high-technology turbine, the interaction with and the development of the suppliers are decisive for Vestas' success. At Vestas' Suppliers' Day on 18 April this year, some 200 partners participated; several of these have now established production facilities in Asia. The extension of Vestas' own annual capacity by more than 1,000 turbines from the second half of 2008 together with the development of a supplier base outside the EU, will secure Vestas access to the necessary skills, local presence and an improved balance between earnings and costs outside the EU. In 2006, Vestas' revenue in USD and other currencies not related to EUR, represented 36 per cent, whereas the main part of the production took place within the EU.

As part of the work to increase the overall quality level, Vestas trains and seconds Six Sigma consultants to its suppliers so that they can fulfill the demands for uniformity in production and timely supplies at a higher speed and thereby reduce the total level of costs in the supply chain. Several partners have at the same time decided to invest in new capacity, and consequently Vestas is now registering the first improvements. However, it will take a few years before the industry as a whole will be able to deliver the demanded MW in the right quality. An important measure to improve the cooperation with the suppliers and strengthen the foundation for growth is the strategic framework agreements that improve the potential for long-term planning and quality development for the co-operation partners.

An intensified safety culture is a fundamental element in The Will to Win. In terms of safety, Failure is not an option means "zero accidents". This must contribute to improving quality and accuracy as well as lower costs in all parts of Vestas' production; at the factories as well as at the installation sites where the physical conditions may be very challenging.

## Development, first quarter 2007

### Activities and order backlog

In Q1 2007, Vestas shipped wind power systems with an aggregate output of 855 MW (467 turbines) against 777 MW in Q1 2006; an increase of 10 per cent. The finally delivered capacity to the customers amounted to 612 MW, a decline of 27 per cent compared to the year before. Q1 2006 was, however, heavily influenced by orders postponed from 2005.

At the end of the quarter, turbine projects with a total output of 1,594 MW were under completion. The order backlog amounted to approx 4,400 MW at the end of March 2007. Out of this, Europe and Americas accounted for approx 2,400 MW and approx 1,400 MW, respectively. In Asia/Pacific growth is particularly high in China, where the demand for kW turbines motivates the previously announced extension of Vestas' facilities in Tianjin.

| (MW) | Europe | Americas | Asia/ Pacific | Total |
|---|---|---|---|---|
| Turbines under completion, 1 January 2007 | 1,042 | 26 | 283 | 1,351 |
| Delivered to customers during the period | 282 | 180 | 150 | 612 |
| Produced and shipped during the period | 327 | 284 | 244 | 855 |
| Turbines under completion, 31 March 2007 | 1,087 | 130 | 377 | 1,594 |

### Income statement

Europe contributed 49 per cent and Americas 22 per cent of total revenue of EUR 760m. In Asia/Pacific, which contributed 29 per cent of total revenue, China is the largest market.

Revenue amounted to 17 per cent of the expected full-year revenue of approx EUR 4.5bn (2006: 19 per cent). Vestas is working on a more even distribution of production and sales over the year in order to secure a better utilisation of resources and consequently improved profitability.

The Group's gross profit was EUR 91m in Q1 2007 against EUR 64m the year before, equal to a gross margin improvement from 9.0 per cent to 12.0 per cent. The improvement reflects the enhanced price and delivery terms, but also the fact that the structural changes in the way in which Vestas operates, now slowly begins to have an effect on the result. The continuous improvement of Vestas' underlying profitability will be influenced by the business volume in the individual quarters and consequently the profit margin will experience significant variances in the future.

The increase of costs and expenses relating to research and development, sales, distribution and administration of a total of EUR 13m is mainly due to the increased number of

**Address:** Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
**Tel:** +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
**Bank:** Nordea Bank Danmark A/S 2149 0651 117097
**Company reg. no.:** 10 40 37 82
**Company reg. name: Vestas Wind Systems A/S**

employees and the relatively lower capitalisation of development costs due to warranty works. In order to ensure a better project execution and a controlled high growth, a large number of employees are recruited and trained in these years before revenue increases – in other words "People before MW". The number of employees has increased by 2,302 during the last 12 months.

Financial items amounted to a net income of EUR 4m against a net expense of EUR 11m in Q1 2006. The progress is primarily due to the improved liquidity and exchange rate adjustments. Vestas' average interest-bearing net position in Q1 2007 amounted to EUR 196m against a net debt of EUR 377m in Q1 2006.

**Balance sheet**

Vestas had total assets of EUR 3,648m at the end of Q1 2007 against EUR 3,654m at year-end 2006.

**Net working capital**

At the end of Q1 2007, Vestas' net working capital was EUR 179m, equivalent to 4 per cent of the expected full-year revenue. For the last 15 months, the average net working capital relative to revenue is 11 per cent. The average comprises fluctuations between 3 and 19 per cent. Changes in the standards of payment may in short time have a significant impact on this.

**Trade receivables and sales orders in progress**

Trades receivables amounted to EUR 497m at 31 March 2007 compared to EUR 711m at year-end 2006. At the end of March 2006, trade receivables amounted to EUR 541m.

Sales orders in progress comprise projects currently being installed, but for which the risk has not been transferred to the customers. At 31 March 2007, sales orders in progress less customer prepayments amounted to EUR 315m against EUR 329m at year-end 2006.

**Warranty provisions**

As previously announced, the Group will make warranty provisions of 3-5 per cent of annual revenue again in 2007, corresponding to approx EUR 200m. In Q1 2007, warranty provisions amounted to 4.9 per cent. Vestas still finds this level unsatisfactory, but until all technical problems have been solved in all turbines, the present provision policy will be maintained. The problems which, as known, have arisen at the offshore wind power plant Kentish Flats in Great Britain are unfortunately an evident example of the fact that it is correct to apply this provision policy as the subsequent repair works are very expensive to carry out, especially at sea. The new research and development activities in Denmark and Singapore will be decisive for improving the turbines' reliability and thus making both Vestas' vision and mission come true.

Warranty provisions include possible costs for remedy and other costs in accordance with specific agreements. The warranty provisions are based on estimates and therefore actual warranty costs may deviate substantially from these estimates as many of the solutions are dependent on supplies of components from an industry which is already under pressure. As

**Address:** Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
**Tel:** +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
**Bank:** Nordea Bank Danmark A/S 2149 0651 117097
**Company reg. no.:** 10 40 37 82
**Company reg. name: Vestas Wind Systems A/S**

components are often a scarce resource, it might be necessary to use components, which otherwise would have been used in new turbines for warranty works. In these cases, the repair works' effect on EBIT will exceed the actual costs.

**Changes in equity**

The Group's equity amounted to EUR 1,283m at 31 March 2007, which is an increase of EUR 21m since year-end. In addition to the profit for the period of EUR 17m, the equity development is due to net fair value and exchange rate adjustments of net EUR 4m.

**Cash flow and investments**

The improvement of Vestas' underlying profitability is reflected in the improvement of cash flow. Cash flow from operating activities including costs for remedy of warranty commitments was EUR (12)m in Q1 2007 against EUR (24)m in Q1 2006. Cash flow from investing activities amounted to EUR (48)m, whereas cash flow from financing activities amounted to EUR (18)m in the first three months of the year.

**Shareholders**

Foreign investors own estimated 53 per cent of Vestas. Danish institutional and private investors each own approx 32 per cent and 15 per cent of the company, respectively.

**Expansion of incentive programmes**

In April 2006, the Group established a two-year option-based incentive programme for the Executive Management and selected executives of the Group covering a total of 20 persons. Award of options under this programme is made on the basis of the results achieved by the Group in terms of EBIT margin, net working capital, market share and customer loyalty in 2006 and 2007, respectively. Although the Board of Directors was satisfied with the results achieved in 2006, no options were awarded under the existing programme. The Group has today treasury shares equivalent to 0.07 per cent of the equity to cover the option programme applicable for 2007.

In order to maintain and motivate the Group's skilled and experienced managers, it is the assessment of the Board of Directors that it is necessary to expand the existing incentive programme. Consequently, the Board of Directors has decided to establish an option programme that extends further into the future. The option programme comprises the Executive Management and selected executives in the Group; in total 20 persons.

The programme is based on the participants in each of the years 2007, 2008 and 2009 being awarded options at a value equivalent to 60 per cent of their total payroll in 2006. The 60 per cent amounts to approx EUR 4m.

The value of the options is calculated on the basis of the Black-Scholes model. As the exercise price is the closing price of 15 May 2007, the number of options cannot yet be calculated. In connection with the actual issue of the options, an announcement describing the conditions in further details will be published. Vestas will buy treasury shares to cover the programme.

Today, 150 managers are included in a bonus programme which among other things is dependent on the Group's results. Vestas finds it important that all employees, by the end of 2008 at the latest, are included in such bonus programme. The programme will be implemented currently.

**Press and analyst meeting in London**
**Tuesday, 15 May 2007 at 2 p.m. (GMT)/3 p.m. (CET)**

In connection with the announcement of this interim financial report, an information meeting will be held today, Tuesday at 2 p.m. (GMT)/3 p.m. (CET) for analysts, investors and the press at the Grange City Hotel, 8-14 Cooper's Row, London EC3N 2BD, England.

The information meeting will be held in English and webcast live with simultaneous interpretation into Danish, German, Italian, Spanish and Mandarin via the Internet on Vestas' website www.vestas.com.

The meeting may be attended electronically, and questions may be asked through a conference call. The telephone numbers for the conference call are +45 7026 5040 (DK), +44 208 817 9301 (UK) and +1 718 354 1226 (US).

A replay of the information meeting will subsequently be available on Vestas' website www.vestas.com.

**The Vestas Group**
**Interim financial report for the period**
**1 January 2007 – 31 March 2007**

Contents | Page



This interim financial report is presented in accordance with IAS 34 "Interim Financial Reporting", as adopted by the EU and in accordance with additional Danish disclosure requirements for interim financial reports of listed companies. The presentation of the consolidated income statement has been changed so that certain costs have been reclassified. For Q1 2007, this means that EUR 6m (2006: EUR 3m) has been moved from production costs to sales and distribution expenses. Profit and equity of the period are unchanged as a result of the reclassification. The accounting policies applied in the interim financial report are otherwise consistent with those applied in the Annual report 2006.

The interim financial report has neither been audited nor reviewed.

**Address:** Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
**Tel:** +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
**Bank:** Nordea Bank Danmark A/S 2149 0651 117097
**Company reg. no.:** 10 40 37 82
**Company reg. name:** Vestas Wind Systems A/S

## Consolidated income statement

| mEUR | Q1 2007 | Q1 2006 |
|---|---|---|
| **Revenue** | **760** | **715** |
| | | |
| Production costs | (669) | (651) |
| **Gross profit** | **91** | **64** |
| | | |
| Research and development costs | (23) | (18) |
| Sales and distribution expenses | (19) | (13) |
| Administrative expenses | (29) | (27) |
| **Operating profit/(loss)** | **20** | **6** |
| | | |
| Share of profit/(loss) in associated companies | 0 | 0 |
| Net financials | 4 | (11) |
| **Profit/(loss) before tax** | **24** | **(5)** |
| | | |
| Corporation tax | (7) | 2 |
| **Net profit/(loss) for the period** | **17** | **(3)** |
| | | |
| **Earnings per share (EPS)** | | |
| Earnings per share for the period (EUR), basic | 0.09 | (0.02) |
| Earnings per share for the period (EUR), diluted | 0.09 | (0.02) |

## Consolidated balance sheet
## Assets

| mEUR | 31 March 2007 | 31 March 2006 | 31 December 2006 |
|---|---|---|---|
| Goodwill | 320 | 321 | 320 |
| Completed development projects | 63 | 82 | 69 |
| Software | 12 | 1 | 8 |
| Development projects in progress | 91 | 72 | 81 |
| **Total intangible assets** | **486** | **476** | **478** |
| Land and buildings | 235 | 219 | 230 |
| Plant and machinery | 132 | 135 | 128 |
| Other fixtures, fittings, tools and equipment | 99 | 93 | 99 |
| Property, plant and equipment in progress | 39 | 24 | 33 |
| **Total property, plant and equipment** | **505** | **471** | **490** |
| Investments in associated companies | 0 | 3 | 0 |
| Other receivables | 7 | 5 | 11 |
| Investments | 11 | 10 | 11 |
| Deferred tax | 171 | 148 | 162 |
| **Total other non-current assets** | **189** | **166** | **184** |
| **Total non-current assets** | **1,180** | **1,113** | **1,152** |
| Inventories | 1,134 | 899 | 881 |
| Trade receivables | 497 | 541 | 711 |
| Sales orders in progress | 315 | 242 | 329 |
| Other receivables | 138 | 118 | 123 |
| Receivable revenue from capital increase | 0 | 186 | 0 |
| Corporation tax | 18 | 28 | 14 |
| Cash at bank and in hand | 366 | 85 | 444 |
| **Total current assets** | **2,468** | **2,099** | **2,502** |
| **TOTAL ASSETS** | **3,648** | **3,212** | **3,654** |

**Address:** Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
**Tel:** +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
**Bank:** Nordea Bank Danmark A/S 2149 0651 117097
**Company reg. no.:** 10 40 37 82
**Company reg. name: Vestas Wind Systems A/S**

## Consolidated balance sheet
## Equity and liabilities

| mEUR | 31 March 2007 | 31 March 2006 | 31 December 2006 |
|---|---|---|---|
| Share capital | 25 | 25 | 25 |
| Other reserves | 9 | 3 | 6 |
| Retained earnings | 1,249 | 1,118 | 1,231 |
| **Total equity** | **1,283** | **1,146** | **1,262** |
| Deferred tax | 6 | 5 | 3 |
| Provisions | 99 | 85 | 99 |
| Pension obligations | 3 | 2 | 3 |
| Financial liabilities | 146 | 392 | 163 |
| **Total non-current liabilities** | **254** | **484** | **268** |
| Prepayments from customers | 1,035 | 490 | 926 |
| Trade payables | 682 | 493 | 807 |
| Provisions | 162 | 143 | 160 |
| Financial liabilities | 12 | 117 | 11 |
| Other liabilities | 188 | 284 | 188 |
| Corporation tax | 32 | 55 | 32 |
| **Total current liabilities** | **2,111** | **1,582** | **2,124** |
| **Total liabilities** | **2,365** | **2,066** | **2,392** |
| **TOTAL EQUITY AND LIABILITES** | **3,648** | **3,212** | **3,654** |

## Consolidated statement of changes in equity – 3 months 2007

| mEUR | Share capital | Reserve for exchange rate adjustments | Reserve for cash flow hedging | Retained earnings | Total |
|---|---|---|---|---|---|
| **Equity at 1 January 2007** | **25** | **3** | **3** | **1,231** | **1,262** |
| Exchange rate adjustment from conversion to EUR | 0 | 0 | 0 | 1 | 1 |
| Exchange rate adjustments relating to foreign entities | 0 | 2 | 0 | 0 | 2 |
| Reversal of fair value adjustments of derivative financial instruments, transferred to the income statement | 0 | 0 | (4) | 0 | (4) |
| Fair value adjustments of derivative financial instruments at 31 March | 0 | 0 | 6 | 0 | 6 |
| Tax on changes in equity | 0 | 0 | (1) | 0 | (1) |
| Net gains recognised directly in equity | 0 | 2 | 1 | 1 | 4 |
| Net profit/(loss) for the period | 0 | 0 | 0 | 17 | 17 |
| **Total recognised income and expense** | **0** | **2** | **1** | **18** | **21** |
| **Equity at 31 March 2007** | **25** | **5** | **4** | **1,249** | **1,283** |

**Address:** Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
**Tel:** +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
**Bank:** Nordea Bank Danmark A/S 2149 0651 117097
**Company reg. no.:** 10 40 37 82
**Company reg. name: Vestas Wind Systems A/S**

## Consolidated statement of changes in equity – 3 months 2006

| mEUR | Share capital | Reserve for exchange rate adjustments | Reserve for cash flow hedging | Retained earnings | Total |
|---|---|---|---|---|---|
| **Equity at 1 January 2006** | **23** | **6** | **(5)** | **938** | **962** |
| Exchange rate adjustment from conversion to EUR | 0 | 0 | 0 | (1) | (1) |
| Exchange rate adjustments relating to foreign entities | 0 | 1 | 0 | 0 | 1 |
| Reversal of fair value adjustments of derivative financial instruments, transferred to the income statement | 0 | 0 | 7 | 0 | 7 |
| Fair value adjustments of derivative financial instruments at 31 March | 0 | 0 | (5) | 0 | (5) |
| Tax on changes in equity | 0 | 0 | (1) | 0 | (1) |
| Net gains recognised directly in equity | 0 | 1 | 1 | (1) | 1 |
| Net profit/(loss) for the period | 0 | 0 | 0 | (3) | (3) |
| **Total recognised income and expense** | **0** | **1** | **1** | **(4)** | **(2)** |
| Capital increase | 2 | 0 | 0 | 184 | 186 |
| **Other changes in equity** | **2** | **0** | **0** | **184** | **186** |
| **Equity at 31 March 2006** | **25** | **7** | **(4)** | **1,118** | **1,146** |

**Summarised consolidated cash flow statement**

| mEUR | 31 March 2007 | 31 March 2006 |
|---|---|---|
| Net profit/(loss) for the period | 17 | (3) |
| Reversal of items without cash flow effect | 37 | 35 |
| Corporation tax paid | (19) | (9) |
| Net interest | 4 | (11) |
| Cash flow from operating activities before change in working capital | 39 | 12 |
| Change in working capital | (51) | (36) |
| **Cash flow from operating activities** | **(12)** | **(24)** |
| Net investment in intangible and other non-current assets | (14) | (7) |
| Net investment in property, plant and equipment | (34) | (26) |
| **Cash flow from investing activities** | **(48)** | **(33)** |
| Repayment of non-current liabilities | (18) | (50) |
| **Cash flow from financing activities** | **(18)** | **(50)** |
| **Change in cash and cash equivalents less current portion of bank debt** | **(78)** | **(107)** |
| Cash and cash equivalents less current portion of bank debt at 1 January | 443 | 90 |
| Exchange rate adjustments of cash and cash equivalents | (2) | (1) |
| **Cash and cash equivalents less current portion of bank debt at 31 March** | **363** | **(18)** |
| The amount can be specified as follows: | | |
| Cash and cash equivalents | 340 | 43 |
| Cash and cash equivalents with disposal restrictions | 26 | 43 |
| | 366 | 86 |
| Current portion of bank debt | (3) | (104) |
| | **363** | **(18)** |

**Management's statement**

The Executive Management and Board of Directors have today discussed and approved the interim financial report of Vestas Wind Systems A/S for the period 1 January to 31 March 2007.

The interim financial report is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and in accordance with additional Danish disclosure requirements for interim financial reports of listed companies. The interim financial report has neither been audited nor reviewed.

We consider the accounting policies appropriate and the accounting estimates reasonable. Furthermore, in our opinion, the overall interim financial report presentation gives a true and fair view. In our opinion, the interim financial report gives a true and fair view of the Group's financial position as well as of the results of the Group's activities and cash flows for the period.

Randers, 15 May 2007

**Executive Management**

Ditlev Engel
*President and CEO*

Henrik Nørremark
*Executive Vice President and CFO*

**Board of Directors**

Bent Erik Carlsen
*Chairman*

Torsten Erik Rasmussen
*Deputy Chairman*

Arne Pedersen

Freddy Frandsen

Jørgen Huno Rasmussen

Jørn Ankær Thomsen

Kim Hvid Thomsen

Kurt Anker Nielsen

Sussie Dvinge Agerbo

Svend Åge D. Andersen

**Announcement to the Copenhagen Stock Exchange**

Issued during the period from 1 January 2007 to 15 May 2007

| | | |
|---|---|---|
| 02.01.07 | 01 | Vestas receives 100 MW order in the USA for delivery in 2007 |
| 17.01.07 | 02 | Large orders for Vestas placed by Toyota Tsusho Corporation |
| 02.02.07 | 03 | Vestas receives large orders in China |
| 09.02.07 | 04 | Vestas' expected 2006 result |
| 13.03.07 | 05 | Vestas receives large order for V90-3.0 MW turbines for Turkey |
| 20.03.07 | 06 | Annual report 2006: Significantly improved balance sheet due to large improvements |
| 21.03.07 | 07 | Trading in Vestas Wind Systems A/S' shares by Executives and persons closely associated to an Executive |
| 23.03.07 | 08 | Announcement of Vestas' Executives tradings with securities |
| 23.03.07 | 09 | Financial calendar 2008 |
| 28.03.07 | | Convening for Annual General Meeting |
| 29.03.07 | 10 | Vestas receives 145 MW order in the USA for delivery in 2007 |
| 29.03.07 | 11 | Announcement of Vestas' Executives tradings with securities |
| 02.04.07 | 12 | Previously announced patent case expanded to the Netherland |
| 04.04.07 | 13 | Vestas receives 70 MW US order for delivery in 2008 |
| 10.04.07 | 14 | Orders for V80-2.0 MW turbines from the Chinese market |
| 12.04.07 | 15 | Status on patent disputes with Enercon GmbH, Aloys Wobben |
| 17.04.07 | 16 | Vestas receives two orders for a total of 80 MW for Spain |
| 17.04.07 | 17 | Vestas receives 150 MW order for the USA for delivery in 2007/2008 |
| 26.04.07 | 18 | Vestas Wind Systems A/S' annual general meeting on 26 April 2007 at 7 p.m. |
| 08.05.07 | 19 | Vestas has received an order for a total of 94 units of the V90 turbine for Spain |

**Address:** Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
**Tel:** +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
**Bank:** Nordea Bank Danmark A/S 2149 0651 117097
**Company reg. no.:** 10 40 37 82
**Company reg. name:** Vestas Wind Systems A/S

**Financial calendar 2007-2008**

| | |
|---|---|
| 21.08.07 | Publication of quarterly report for Q2 2007 |
| 06.11.07 | Publication of quarterly report for Q3 2007 |
| 27.02.08 | Publication of annual report 2007 |
| 02.04.08 | Annual General Meeting |
| 08.05.08 | Publication of quarterly report for Q1 2008 |
| 15.08.08 | Publication of quarterly report for Q2 2008 |
| 06.11.08 | Publication of quarterly report for Q3 2008 |

**Address:** Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
**Tel:** +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
**Bank:** Nordea Bank Danmark A/S 2149 0651 117097
**Company reg. no.:** 10 40 37 82
**Company reg. name: Vestas Wind Systems A/S**

## Sales (handed over)

| Sales in MW | Q1 2007 | Q1 2006 | Full year 2006 |
|---|---|---|---|
| Belgium | 0 | 0 | 8 |
| Denmark | 0 | 0 | 11 |
| France | 15 | 0 | 199 |
| Greece | 3 | 0 | 62 |
| The Netherlands | 15 | 62 | 222 |
| Ireland | 0 | 5 | 41 |
| Italy | 115 | 0 | 90 |
| Lithuania | 16 | 0 | 0 |
| Poland | 0 | 40 | 40 |
| Portugal | 0 | 0 | 237 |
| Spain | 20 | 0 | 168 |
| Great Britain | 0 | 31 | 196 |
| Sweden | 32 | 1 | 2 |
| Czech Republic | 4 | 0 | 8 |
| Turkey | 0 | 0 | 1 |
| Germany | 62 | 228 | 788 |
| Hungary | 0 | 0 | 16 |
| Austria | 0 | 0 | 20 |
| **Total Europe** | **282** | **367** | **2,109** |
| | | | |
| Canada | 40 | 120 | 416 |
| USA | 140 | 62 | 654 |
| **Total Americas** | **180** | **182** | **1,070** |
| | | | |
| Australia | 0 | 0 | 79 |
| Philippines | 0 | 0 | 0 |
| India | 79 | 126 | 393 |
| Japan | 0 | 0 | 63 |
| China | 71 | 22 | 379 |
| South Korea | 0 | 0 | 100 |
| Taiwan | 0 | 46 | 46 |
| **Total Asia/Pacific** | **150** | **194** | **1,060** |
| | | | |
| **Total world** | **612** | **743** | **4,239** |

**Address:** Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
**Tel:** +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
**Bank:** Nordea Bank Danmark A/S 2149 0651 117097
**Company reg. no.:** 10 40 37 82
**Company reg. name: Vestas Wind Systems A/S**

**Warranty provisions**

| mEUR | 31 March 2007 | 31 March 2006 | 31 December 2006 |
|---|---|---|---|
| Warranty provisions, beginning of period | 205 | 221 | 221 |
| Exchange rate adjustments | 0 | 0 | (2) |
| Provisions for the period | 38 | 32 | 174 |
| Warranty provisions used during the period | (34) | (31) | (188) |
| **Warranty provisions, end of period** | **209** | **222** | **205** |
| The provisions are expected to be payable as follows: | | | |
| 0-1 year | 142 | 139 | 139 |
| > 1 year | 67 | 83 | 66 |

## Segment information

| mEUR | Europe | Americas | Asia/ Pacific | Not allocated | Total |
|---|---|---|---|---|---|
| **Q1 2007** | | | | | |
| Revenue | 374 | 171 | 215 | 0 | **760** |
| Profit/(loss) before tax | 7 | 9 | 4 | 4 | **24** |
| **Q1 2006** | | | | | |
| Revenue | 388 | 91 | 236 | 0 | **715** |
| Profit/(loss) before tax | 8 | (7) | 4 | (10) | **(5)** |

**Address:** Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
**Tel:** +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
**Bank:** Nordea Bank Danmark A/S 2149 0651 117097
**Company reg. no.:** 10 40 37 82
**Company reg. name: Vestas Wind Systems A/S**

Vestas



Copenhagen Stock Exchange A/S
Nikolaj Plads 6
1067 Copenhagen K
Denmark

Randers, 15 May 2007
Stock exchange announcement No. 21/2007


**Announcement of Vestas' Executives tradings with securities**

In accordance with section 28 a of the Danish Securities Trading Act, Vestas Wind Systems A/S is required to publish information regarding trading in Vestas Wind Systems A/S shares and securities by Executives and persons closely associated with an Executive.

The statement is based on a report which Vestas Wind Systems A/S has received from one of the Executives on 15 May 2007.

| | |
|---|---|
| Name: | Peter Wenzel Kruse |
| Position of Executive: | Vice President, Communication & IR |
| Issuer: | Vestas Wind Systems A/S |
| ID code: | DK0010268606 |
| Type of securities: | Shares |
| Type of transaction: | Purchase |
| Date of trading: | 15 May 2007 |
| Place of transaction: | Copenhagen Stock Exchange |
| Number of securities traded: | 600 |
| Market value (DKK) of securities traded: | DKK 214,500.00 |

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
**Vestas Wind Systems A/S**

Ditlev Engel
President and CEO

END

**Address:** Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
**Tel:** +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
**Bank:** Nordea Bank Danmark A/S 2149 0651 117097
**Company reg. no.:** 10 40 37 82
**Company reg. name: Vestas Wind Systems A/S**